Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change March 2, 2010
Item 3	News Release The news release dated March 2, 2010 was disseminated through Marketwire’s Canada and US Investment, Continental Europe Finance and UK Media and Analysts Disclosure Networks.
Item 4
Summary of Material Change

Silver Standard Resources Inc. reported that the release of the its audited 2009 financial results will take place on Thursday, March 4, 2010.  A conference call with management to review the 2009 financial results, the Pirquitas Mine and other project activities is scheduled on Friday, March 5, 2010 at 11:00 a.m. EST.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated March 2, 2010.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate Development 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 2nd day of March, 2010

March 2, 2009	News Release 10-10

 2009 FINANCIAL RESULTS AND CONFERENCE CALL

Vancouver, B.C. – Silver Standard Resources Inc. reports that the release of the company’s audited 2009 financial results will take place on Thursday, March 4, 2010.

A conference call with management to review the 2009 financial results, the Pirquitas Mine and other project activities is scheduled on Friday, March 5, 2010 at 11:00 a.m. EST.

Toll-free in North America:                                       (888) 429-4600
All other calls:                                                            (970) 315-0481

This call will also be web-cast and can be accessed at the following web location:

http://ir.silverstandard.com/events.cfm

The call will be archived and available at www.silverstandard.com after March 5, 2010.

Audio replay will be available for one week by calling:

Toll-free in North America:                                                          (800) 642-1687, replay conference ID 59028765.
Overseas callers may dial:                                                            (706) 645-9291, replay conference ID 59028765.

For further information, contact:

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A toll-free: (888) 338-0046
            Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of the release of financial results, development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.
(Source: Silver Standard Resources Inc.)